Exhibit 99.7

FOR:	INTERPOOL, INC.

FOR IMMEDIATE RELEASE

CONTACT:	Mitchell I. Gordon Chief Financial Officer (212) 916-3261

INTERPOOL, INC. TO PAY CASH DIVIDEND ON COMMON STOCK

PRINCETON, N.J., December 19, 2001 – Interpool, Inc. (NYSE: IPX) announced today that it will pay an increased cash dividend of $.055 cents per share for the fourth quarter of 2001. The dividend will be payable on January 15, 2002 to shareholders of record on January 2, 2002. The aggregate amount of the dividend is expected to be approximately $1,508,000. The amount of the quarterly dividend is based on an annualized dividend rate of 22 cents per share which represents a ten percent increase above the prior rate. Shareholders will also be offered an opportunity to participate in the Company’s newly formed Dividend Reinvestment Program.

Interpool, originally founded in 1968, is one of the world’s leading suppliers of equipment and services to the transportation industry. It is the largest lessor of intermodal container chassis in the United States and a world-leading lessor of cargo containers used in international trade. Interpool operates from over 90 locations throughout the world.

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Note: This press release and other press releases and information can be viewed at the Company’s website at www.interpool.com.